

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 28, 2007

VIA U.S. MAIL AND FACSIMILE

Jiangcheng Wu
China Digital Communication Group
Chief Financial Officer
Number 2222 Jin Tian Road
An Lian Building 15th Floor A-01 and A-02
Futian Shenzhen China

> **Re:** **China Digital Communication Group**
> **Form 10-KSB/A for the year ended December 31, 2006**
> **Filed October 9, 2007**
> **File No. 000-49715**

Dear Ms. Wu:

We have reviewed your response letter dated October 9, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended December 31, 2004

Item 8A. Controls and Procedures, page 14

1.   Given the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

2.   Please revise to refer to the restatement in the audit report.

3.   Please file an amendment which provides an audit report for the year ended December 31, 2003, as required by Article 2 of Regulation S-X. Please note that if an audit report required to be filed includes reference to another accountant's report, the separate report of the other accountant must also be included in the filing.

Notes to Financial Statements

Note H. Stock Purchase Business Combination, page F-15

4.   Please revise to fully disclose the restated components of the purchase price of $12,524,884, including the amount attributed to cash, equity shares, direct costs, etc. Please also include a discussion of how you valued the common shares issued and the basis for determining that value. Please also disclose the amount and nature of any direct costs included in the purchase price. Refer to paragraph 51 of SFAS 141.

5.   Please also revise to disclose the factors leading to a purchase price resulting in significant goodwill. Your disclosure should focus on the business reasons for a purchase price in excess of fair value of the net assets acquired, not the mechanics of the purchase price allocation. Refer to paragraph 51(b) and 58(a) of SFAS 141.

6.   Please also revise to discuss how you determined the fair value of the identifiable intangible assets.   This discussion should address methods, models and assumptions. Please note that if you refer to the work of a valuation expert you will be required to include the consent of that expert in your filing.

Note O. Restatement, page F-20

7.   Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the originally reported balances, the effect of each individual restatement adjustment and the "as restated" balances. Please also describe and quantify any other changes or reclassifications made in connection with the restatements.

8.   As a related matter, you should provide clear narrative explaining the specific reasons for, and the financial impact of, *each* individual restating adjustment. In that regard, you should provide separate discussion of the restatements for the error in the valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other restated item. In addition, please explain the adjustments that resulted in the changes to net revenue and cost of revenue for 2004 and the loan from the related party.

Exhibits

9.   We do not see where you have filed the required certifications of your principal officers as Exhibits 31.1 and 31.2. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please also provide the Sarbanes-Oxley Section 906 certifications.

Form 10-KSB/A for the fiscal year ended December 31, 2005

Item 8A. Controls and Procedures, page 17

10.   Given the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Consolidated Financial Statements

Note C. Goodwill and Intangible Assets (Restated)

11.   We see that you recorded impairment to goodwill during the year ended December 31, 2005. Please revise to provide the disclosures required by paragraph 47 of SFAS 142, including:

- A description of the facts and circumstances leading to the impairment. This discussion should focus on the business and operational factors that led to the impairment, including how the prospects and expectations changed from when the goodwill was originally recorded;
- The amount of the impairment loss and the method of determining the fair value of the associated reporting unit;
- If the loss has not yet been finalized, that fact and the reasons therefore.

Note Q. Restatements, page F-22

12.	Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the originally reported balances, the effect of each individual restatement adjustment and the "as restated" balances. Please also describe and quantify any other changes or reclassifications made in connection with the restatements.

13.	As a related matter, you should provide clear narrative explaining the specific reasons for, and the financial impact of, *each* individual restating adjustment. In that regard, you should provide separate discussion of the restatements for the error in the valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other restated item. In addition, please explain the adjustments that resulted in the changes to net revenue and cost of revenue for 2004 and the loan from the related party.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis or Plan of Operations, page 12
Results of Operations, page 12

Net Sales, page 13

14.	Please revise to provide a full explanation of all significant reasons for the 23% decrease in legacy business revenues in 2006. The statement attributing the decrease to "demand" is not sufficient. You should also fully describe any known trends that you expect to negatively impact sales realized by the legacy business as required by Item 303(b) of Regulation S-B. In addition, please revise to disclose the impact on sales from the acquisition of Galaxy View during 2006.

15.	In addition, please revise to discuss the impact on net sales of the loss of Galaxy View customers during 2006. We reference the disclosure on page 12 of the audited financial statements which attributes the goodwill impairment to the loss of customers. Known trends that may negatively impact sales and profits should be disclosed and described in MD&A as required by Item 303(b) of Regulation S-

B. Appropriately expand your disclosure to address known negative trends. Also expand MD&A to disclose when management began to consider selling Galaxy View, when management became aware of the loss of customers and the expected impact on sales and profits.

Cost of Sales, page 13

16.   Please revise to discuss gross margin or cost of sales as a percentage of revenues for each period. You should describe the factors that are responsible for the changes in the ratios from period to period. Please provide separate discussion for the two operating segments.

Operating Expenses, page 13

17.   We do not see where you have fully discussed the reasons for and the impact of the goodwill impairments on operating expenses for both periods. The disclosure should address the reasons for the impairments recognized in 2005 and 2006, as well as the reasons for significantly more impairment during 2006. Your disclosure should focus on the business and operational factors that led to the impairment, not the accounting mechanics of the calculation. As necessary, address factors specific to the individual segments.

Liquidity and Capital Resources, page 14

18.   We see that the discussion of liquidity identifies a *decrease* in accounts receivable and an *increase* in accounts payable as factors in part responsible for the increase in net cash provided by operating activities. However, it appears as though accounts receivable actually increased from $2.2 million at December 31, 2005 to $4 million at December 31, 2006. We also see that accounts payable decreased slightly from December 31, 2005 to December 31, 2006. Please appropriately clarify the discussion of cash flows from operating activities. As necessary to clarify, address the impact of the Galaxy View acquisition on operating cash flows and the cash flow statement for 2006.

19.   The discussion of liquidity should also address the impact of the Galaxy View acquisition. Please revise as appropriate.

20.   Please expand to disclose why receivables significantly increased from 2005 to 2006 while sales decreased.

Item 8A. Controls and Procedures, page 15

21.   Given the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective.

Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Consolidated Financial Statements

Note B. Summary of Significant Accounting Policies, page 6

Goodwill, page 10

22.   Please revise to identify your reporting units, to describe the two-step method for impairment assessment and to state how you determine whether impairment exists (e.g. how you determine "market value" of reporting units). Also, disclose the date of your annual impairment test.

Note C. Goodwill and Intangible Assets (Restated), page 12

23.   Please revise to provide a rollforward of goodwill to separately show the addition of goodwill from the acquisition of Galaxy View and the impairment recognized during 2006.

24.   We see that you recorded impairment to goodwill during the year ended December 31, 2006. Please revise to provide the disclosures required by paragraph 47 of SFAS 142, including:

- A description of the facts and circumstances leading to the impairment. This discussion should focus on the business and operational factors that led to the impairment, including how the prospects and expectations changed from when the goodwill was originally recorded;
- The amount of the impairment loss and the method of determining the fair value of the associated reporting unit;
- If the loss has not yet been finalized, that fact and the reasons therefore.

25.   We see that you acquired land rights during 2006. Please revise to disclose the nature of the land rights, including when you purchased the rights, how the purchase price was paid and how you are using those rights. In addition, we do not see where this acquisition is reflected on the cash flow statement. Please advise.

Note E. Stock Exchange Agreements, page 14

26.   Please revise to include a schedule showing the components of the purchase price, including the amount attributed to cash, equity shares, direct costs, etc. Please also include a discussion of how you valued the preferred shares issued and the basis for determining that value. Please also disclose the amount and nature of

any direct costs included in the purchase price. Refer to paragraph 51 of SFAS 141.

27.   Please also revise to disclose the factors leading to a purchase price resulting in goodwill. Your disclosure should focus on the business reasons for a purchase price in excess of fair value of the net assets acquired, not the mechanics of the purchase price allocation. In that regard, disclose what you expected the Galaxy View operation to contribute to your business. Refer to paragraph 51(b) and 58(a) of SFAS 141.

Note K. Stock Options (Restated), page 16

28.   Please revise to quantify the expense recorded for the stock option for 150,000 shares issued to a consultant in March 2006. We see that the option also vested and became exercisable in May 2006.   We do not see any amount reflected on the consolidated statement of stockholders' equity/(deficit) for the year ended December 31, 2006. Please advise.

Note O. Segment Reporting, page 18

29.   We see that the loss allocated to U.S. or the corporate shell is significant. Please revise to describe the expenses allocated to the U.S. comprising that loss. Please also apply to all subsequent Forms 10-QSB.

Note Q. Restatements, page 19

30.   Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the originally reported balances, the effect of each individual restatement adjustment and the "as restated" balances. Please also describe and quantify any other changes or reclassifications made in connection with the restatements.

31.   As a related matter, you should provide clear narrative explaining the specific reasons for, and the financial impact of, *each* individual restating adjustment. In that regard, you should provide separate discussion of the restatements for the error in the valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other restated item.

Note R. Subsequent Events (Restated), page 22

32.   Please revise to disclose why you decided to sell Galaxy View less than one year after the acquisition. Please also discuss why the sales price is substantially less than the price you paid to acquire Galaxy View in June 2006.

Form 10-QSB for the fiscal quarter ended September 30, 2007

Consolidated Statement of Operations, page F-4

33.   Since you have disposed of the Galaxy View segment, please tell us why the goodwill impairment related to Galaxy View is not presented in discontinued operations. Explain how your presentation is appropriate under SFAS 144.

34.   Please tell us why bad debt recovery should not be presented in income/loss from operations, since it is related to your operations. If this recovery is related to Galaxy View, please classify in discontinued operations in accordance with SFAS 144.

35.   Please note that under paragraph 43 of SFAS 144, all revenues, expenses, gains and losses related to discontinued operations should be reported in discontinued operations for all periods presented.   Please revise.

Consolidated Statement of Cash Flows, page F-5

36.   Under investing activities, please show us the components of the amount attributed to continuing operations and the amount attributed to discontinued operations.

37.   Under financing activities, please tell us where the $388,745 loan from related party is presented on the consolidated balance sheet. Revise the filing as necessary to clarify.

Note C. Goodwill and Intangible Assets, page F-11

38.   We see the significant decrease in sales for the E'Jenie business in 2007. Please tell us how you determined that the goodwill and the intangible assets from that business, including customer relationships, were not impaired as of September 30, 2007. Please provide us with your analysis under SFAS 142 and SFAS 144.

39.   Please revise to provide a rollforward of goodwill to separately show the impairment recognized during 2007 and the disposition of goodwill with the sale of Galaxy View.

Note D. Disposed Entity, page F-11

40.   Please revise to provide all of the disclosures required by paragraph 47 of SFAS 144, including:

    •   A description of the facts and circumstances leading to the expected disposal and, if not separately presented on the fact of the financial statements, the carrying amounts of the major classes of assets and liabilities included as part of the disposal group;

- Amounts of revenue and pretax profit or loss reported in discontinued operations;
- Segment in which the long-lived asset is reported under Statement 131.

Note O. Segment Reporting, page F-15

41.   Please revise the segment disclosures to properly reflect all of the Hi-Tech telecommunications (Galaxy View) segment as discontinued operations for all periods presented.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 17

Results of Operations for the three months and nine months ended September 30, 2007 and 2006

42.   Please revise the statement of operations tables for the three and nine months ended September 30, 2007 to appropriately show discontinued operations for all periods presented in accordance with SFAS 144.   The discussion of the results of operations should be adjusted to reflect the appropriate classification of discontinued operations.

43.   Please revise to include a discussion of loss from discontinued operations from the disposal of Galaxy View. The discussion should address the reasons for the disposition, why the business did not perform as expected, and why you sold the business for significantly less than what you acquired the business for during 2006.

Net Sales, page 17

44.   Please revise to provide a detailed and specific explanation for the significant decrease in E'Jenie business revenues. Your discussion should also fully describe known trends that have negatively impacted sales and profits from the legacy business. The reasons for the continuing decrease in sales should be clearly identified and discussed. Note that the results of operations of Galaxy View would not impact this discussion, as all results of operations related to Galaxy View should be reported in discontinued operations under SFAS 144.

Liquidity and Capital Resources, page 20

45.   In light of the going concern, please revise to provide expanded disclosure of your current liquidity, including available cash and sources of funding. Please discuss whether you can continue to fund your business from operations. Your discussion should be specific.

Item 3. Controls and Procedures, page 21

46.   Given the magnitude and scope of the errors leading to restatement of the
        financial statements for all periods since purchase of Billion it does not appear
        appropriate to conclude that disclosure controls and procedures are effective.
        Please revise the conclusion or provide us a comprehensive analysis to support
        any assertion that controls and procedures are effective.

Form 10-QSB/A for the fiscal quarter ended June 30, 2007

Consolidated Financial Statements

47.   We see that the financial statements have been restated. Please revise to clearly
        label each of the basic financial statements as "restated."

Consolidated Statement of Operations, page 3

48.   Please apply all of the comments related to the discontinued operations
        presentation to the Form 10-QSB for the fiscal quarter ended June 30, 2007 and
        revise as necessary to comply with SFAS 144.

Consolidated Statement of Cash Flows, page 4

49.   Please tell us how the $3 million promissory note for the sale of Galaxy View is
        presented in the consolidated statement of cash flows.

Note Q. Restatements, page 15

50.   Please revise to disclose each separate adjustment made to the financial
        statements and the impact on each line item of the financial statements. You
        should show the originally reported balances, the effect of each individual
        restatement adjustment and the "as restated" balances. Please also describe and
        quantify any other changes or reclassifications made in connection with the
        restatements.

51.   As a related matter, you should provide clear narrative explaining the specific
        reasons for, and the financial impact of, *each* individual restating adjustment. In
        that regard, you should provide separate discussion of the restatements for the
        error in the valuation of the common shares, the incorrect acquisition date, the
        failure to appropriately identify intangible assets and any other restated item. In
        addition, please explain the adjustments that resulted in the changes to foreign
        currency translation and general and administrative expense.

Item 3. Controls and Procedures, page 21

52.   Given the magnitude and scope of the errors leading to restatement of the
       financial statements for all periods since purchase of Billion it does not appear
       appropriate to conclude that disclosure controls and procedures are effective.
       Please revise the conclusion or provide us a comprehensive analysis to support
       any assertion that controls and procedures are effective.

Form 10-Q/A for the fiscal quarter ended March 31, 2007

Consolidated Statements of Operations (unaudited), page 4

53.   We see from Note C that you recorded approximately $1.3 million of goodwill
       impairment related to Galaxy View in the three months ended March 31, 2007.
       If there was a plan in place prior to March 31, 2007 that meets the criteria for
       discontinued operations reporting under SFAS 144, this amount should be
       reclassified to loss from entity held for sale (discontinued operations), in
       accordance with paragraph 43 of the Standard.

Note P. Entity Held for Sale, page 16

54.   Please revise to include a detailed description of the facts and circumstances
       leading to the expected disposal of Galaxy View, as required by paragraph 47 of
       SFAS 144.

Note Q. Restatements, page 15

55.   Please revise to disclose each separate adjustment made to the financial
       statements and the impact on each line item of the financial statements. You
       should show the originally reported balances, the effect of each individual
       restatement adjustment and the "as restated" balances. Please also describe and
       quantify any other changes or reclassifications made in connection with the
       restatements.

56.   As a related matter, you should provide clear narrative explaining the specific
       reasons for, and the financial impact of, *each* individual restating adjustment. In
       that regard, you should provide separate discussion of the restatements for the
       error in the valuation of the common shares, the incorrect acquisition date, the
       failure to appropriately identify intangible assets and any other restated item. In
       addition, please explain the adjustments that resulted in changes to foreign
       currency translation and general and administrative expense, including those
       adjustments related to stock options.

Item 2. Managements' Discussion and Analysis or Plan of Operation, page 19

Results of Operations, page 19

Net Sales, page 19

57.   We see from page 16 that Galaxy View did not generate any revenues during the three months ended March 31, 2007. Please revise to provide clear disclosure of the circumstances that resulted in the significant decrease in revenues. You should discuss known trends and how those trends impacted sales, profits and your decision to sell Galaxy View.   Refer to Item 303(b) to Regulation S-B.

Item 3. Controls and Procedures, page 20

58.   Given the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

10-Q/A for the quarterly period ended September 30, 2006

Condensed Consolidated Financial Statements

Note P. Segment Reporting, page 17

59.   We see that total assets at September 30, 2006 do not agree with the total assets presented on the face of the balance sheet. Please revise. Refer to SFAS 131 for guidance.

Note Q. Restatements, page 18

60.   Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the originally reported balances, the effect of each individual restatement adjustment and the "as restated" balances. Please also describe and quantify any other changes or reclassifications made in connection with the restatements.

61.   As a related matter, you should provide clear narrative explaining the specific reasons for, and the financial impact of, *each* individual restating adjustment. In that regard, you should provide separate discussion of the restatements for the error in the valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other restated item. In addition, please explain the adjustments that resulted in changes to loan payable,

foreign currency translation and general and administrative expense, including those adjustments related to stock options.

Item 3. Controls and Procedures, page 23

62.   Given the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Form 8-K dated June 29, 2006

63.   Please file an amended Form 8-K, including the appropriate revisions after consideration of the comments below on the pro forma data.

Exhibit 99.3 – Pro Forma Data

64.   Please tell us why the pro forma adjustments do not include the issuance of purchase consideration. We see that you paid $3 million in cash as well as issued 7,575,757 shares of Series A-1 convertible preferred stock. Please refer to Article 11 of Regulation S-X for the correct format presentation of pro forma financial statements. Each adjustment should be referenced to notes which clearly explain the adjustment and any assumptions involved. The adjustments should not be presented as "net." Please revise as appropriate.

65.   Please expand the notes to the pro forma data to include a schedule showing the components of the purchase price, including the amount attributed to cash, equity shares, direct costs, etc.

Comment letter issued August 7, 2007

66.   We do not see where you have responded to our letter dated August 7, 2007. We also do not see where you have filed amended Forms 10-QSB for the quarterly periods ended June 30, 2006, March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005. Please file the required amendments as soon as possible or show us that you have obtained a wavier from the Office of the Chief Accountant of the Division of Corporation Finance.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant

cc: (via Fax) Richard Anslow